UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	25 February 2026 - “Haleon Preliminary 2025 Full Year Results”
99.2	25 February 2026 - “Haleon Preliminary 2025 Full Year Results”

99.1

Haleon plc: Preliminary 2025 Full Year Results

25 February 2026: Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) today announces its preliminary full year results statement for the year ended 31 December 2025 is available at http://www.rns-pdf.londonstockexchange.com/rns/2433U_1-2026-2-24.pdf.

The preliminary full year results statement will also be available on the Haleon website www.haleon.com/investors, and the results have been submitted in full unedited text to the Financial Conduct Authority's National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Dividend
Reflecting the strength of FCF generation during the year, alongside strong organic operating profit growth, the Board is proposing a 2025 total dividend of 7.1p per ordinary share which represents a payout ratio of approximately 38% of 2025 adjusted earnings (2024: 37%). This includes a final dividend of 4.9p per ordinary share.

Subject to shareholder approval, the final dividend will be paid on 14 May 2026 to holders of ordinary shares and US American Depositary Shares (ADS) on the register as of 10 April 2026 (the record date). The ex-dividend date for ordinary shares will be 9 April 2026 and for US American Depositary Shares (ADS) 10 April 2026. For ordinary shareholders wishing to participate in the Dividend Reinvestment Programme (DRIP), the election deadline will be 24 April 2026. The DRIP is provided by Equiniti Financial Services Limited, more information is available at www.shareview.co.uk/info/drip.

Subject to market conditions and Board approval, Haleon expects to grow its ordinary dividend at least in line with adjusted earnings.

Presentation for analysts and shareholders
A recorded results presentation by Brian McNamara, Chief Executive Officer, and Dawn Allen, Chief Financial Officer, will be available shortly after 7:00am GMT (8:00 am CET) on 25 February 2026 and can be accessed at www.haleon.com/investors. This will be followed by a Q&A session at 8:45am GMT (9:45am CET).

For analysts and shareholders wishing to ask questions, please use the dial-in details below which will have a Q&A facility:

UK:	+44 (0) 808 189 0158
US:	+1 855 979 6654
All other:	+44 (0) 203 936 2999
Passcode:	049869

An archived webcast of the Q&A call will be available later on the day of the results and can be accessed at www.haleon.com/investors.

This information contains regulated information as per 6.3.7R of the Disclosure and Transparency Rules of the Financial Conduct Authority.

Amanda Mellor
Company Secretary

Enquiries

Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Its long-standing brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: February 25, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary